UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20459

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 8)

EBAY GMARKET CO., LTD.

(Name of Subject Company)

EBAY GMARKET CO., LTD.

(Name of Person(s) Filing Statement)

Common stock, par value KRW 100 per share

American depositary shares, as evidenced by American depositary receipts,

each representing one share of common stock

(Title of Class of Securities)

The Common Stock, which is not traded on U.S. markets, has not been assigned a CUSIP number.

The CUSIP number for the related American depositary shares is 38012G100.

(CUSIP Number of Class of Securities)

Duckjun (D.J.) Lee

Senior Managing Director and Chief Financial Officer

9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912,

Korea

82-2-1566-5701

(Name, address and telephone number of person

authorized to receive notices and communications

on behalf of the persons filing statement)

with copies to:

Robert B. Robbins, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, NW Washington, DC 20037-1122 (202) 663-8136	Mark J. Lee, Esq. Orrick, Herrington & Sutcliffe LLP 43rd Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 2218 9118	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 (415) 773-5830

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2009 and amended by Amendment No. 1 thereto filed with the SEC on May 5, 2009, Amendment No. 2 thereto filed with the SEC on May 13, 2009, Amendment No. 3 thereto filed with the SEC on June 2, 2009, Amendment No. 4 thereto filed with the SEC on June 11, 2009, Amendment No. 5 thereto filed with the SEC on June 15, 2009, Amendment No. 6 thereto filed with the SEC on June 16, 2009 and Amendment No. 7 thereto filed with the SEC on June 18, 2009 (collectively, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by eBay KTA (UK) Ltd., a company organized under the laws of the United Kingdom (“Acquisition Sub”) and an indirect wholly owned subsidiary of eBay Inc., a Delaware corporation (“Parent”), to purchase for cash all of the issued and outstanding (a) Common Stock, par value Won 100 per share (the “Common Stock”), and (b) American Depositary Shares, each of which represents one share of Common Stock (“ADSs,” and together with the Common Stock, the “Company Securities”) of Gmarket Inc., a company organized under the laws of the Republic of Korea (the “Company”), at a price of $24.00 per Company Security upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended or supplemented from time to time, the “Offer to Purchase”), dated May 4, 2009, and in the related Letter of Transmittal for ADSs and Letter of Transmittal for Common Shares (as amended or supplemented from time to time, the “Letters of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) that was filed by Parent and Acquisition Sub with the SEC on May 4, 2009. Copies of the Offer to Purchase and the Letters of Transmittal are filed as Exhibit (a)(1)(i), Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively, to the Schedule TO. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Schedule 14D-9.

Item 6. Interests in Securities of the Subject Company.

Item 6 is hereby amended and supplemented by replacing the last paragraph thereof with the following:

“On June 15, 2009 the Acceptance Time occurred. Accordingly, all outstanding options held by Company directors and officers providing for acceleration upon a change of control occurred. As of June 16, 2009 the following executive officers and members of the Company Board exercised the number of accelerated options with the exercise prices set forth below.

Name	Number of Options Exercised	Exercise Price (KRW)
Duckjun (D.J.) Lee	100,000	4,000
Paul J. Lee	14,896	9,000
Hakkyun Kim	7,813	9,000
Joon-Ho Hahm	7,813	9,000”

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding thereto the following:

“On June 22, 2009, Acquisition Sub purchased 23,131,071 newly issued Common Shares from the Company for a price per share equal to the Offer Price, or an aggregate purchase price of approximately U.S. $555.1 million in cash, pursuant to the Share Allocation and Tender Offer Agreement.

On June 25, 2009, the Company purchased all of the shares of IAC held by Acquisition Sub (representing approximately 99.99% of the total issued and outstanding shares of IAC) for an aggregate purchase price of approximately U.S. $555.1 million in cash pursuant to the IAC Share Purchase Agreement.

Each of these transactions was completed pursuant to the terms described in the Offer to Purchase.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2009

By:	/s/ Duckjun (D.J.) Lee
Name:	Duckjun (D.J.) Lee
Title:	Duckjun (D.J.) Lee

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